AURINIA PHARMACEUTICALS INC.
NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD ON
June 21, 2018
and
MANAGEMENT INFORMATION CIRCULAR
Dated May 8, 2018

AURINIA PHARMACEUTICALS INC.
Notice of Annual General Meeting of Shareholders
NOTICE is hereby given that the Annual General Meeting (the “Meeting”) of shareholders of Aurinia Pharmaceuticals Inc. (the “Company”) will be held at 1200 Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia on Thursday, June 21, 2018, at 9:00 AM, Pacific Time, for the following purposes:

1.	to fix the number of directors at eight;

2.	to elect the directors for the ensuing year;

3.	to receive the audited consolidated financial statements of the Company for the financial year ended December 31, 2017, and the report of the auditors thereon;

4.	to re-appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditors of the Company and to authorize the Company’s audit committee to fix the auditors’ remuneration; and

5.	to transact such further and other business as may properly be brought before the Meeting or any adjournment thereof.
Management of the Company is soliciting proxies on the accompanying form of proxy (the “Proxy”). Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the Proxy so that as large a representation of shareholders as possible may be had at the Meeting. Specific details of the matters being put before the Meeting are set forth in more detail in the accompanying management information circular.
The board of directors (the “Board”) has determined that only holders of record of the common shares of the Company at the close of business on May 4, 2018 will be entitled to vote in respect of the items set out in this notice of meeting at the Meeting. The Board has also determined 9:00 AM, Pacific Time, on Tuesday, June 19, 2018 as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof must be deposited with the Company’s transfer agent. Failure to properly complete or deposit a Proxy may result in its invalidation.
DATED this 8th day of May, 2018.
BY ORDER OF THE BOARD
(signed) “Richard M. Glickman”
Richard M. Glickman
Chairman and Chief Executive Officer

PART 1 VOTING INFORMATION    1
1.1    SOLICITATION OF PROXIES    1
1.2    APPOINTMENT AND REVOCATION OF PROXIES    1
1.3    REGISTERED SHAREHOLDERS    1
1.4    NON-REGISTERED SHAREHOLDERS    1
1.5    DESCRIPTION OF THE COMPANY    2
1.6    VOTING OF PROXIES    2
1.7    VOTING SHARES AND PRINCIPAL HOLDERS THEREOF    2
1.8    NOTICE AND ACCESS    2
PART 2 BUSINESS OF THE MEETING    3
2.1    ELECTION OF DIRECTORS    3
2.1.1    Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions    6
2.1.2    Directors’ Attendance at Board and Committee Meetings    7
2.1.3    Other Board Membership    8
2.1.4    Directors’ and Officers’ Insurance and Indemnification    8
2.2    PRESENTATION OF FINANCIAL STATEMENTS AND AUDITOR’S REPORT    8
2.3    APPOINTMENT AND REMUNERATION OF AUDITORS    8
PART 3 STATEMENT OF EXECUTIVE COMPENSATION    10
3.1    COMPENSATION OF EXECUTIVES    10
3.1.1    Compensation Discussion and Analysis    10
3.1.2    Managing Compensation Risk    12
3.1.3    Performance Graph    14
3.1.4    Anti-Hedging Protection    15
3.1.5    Summary Compensation Table    16
3.1.6    Narrative Discussion of Compensation    17
3.1.7    Incentive Plan Awards    21
3.2    COMPENSATION OF DIRECTORS    23
3.3    EQUITY COMPENSATION PLAN    25
3.3.1    Stock Option Plan    25
3.3.2    Pension Plan Benefits    27
3.4    SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS    27
3.5    INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS    27
PART 4 REPORT ON CORPORATE GOVERNANCE AND OTHER ITEMS    28
4.1    COMMITTEES OF THE BOARD    28
The Board has three standing committees: the Audit Committee, Governance & Nomination Committee and the Compensation Committee. The following are descriptions of the three standing committees of the Board:    28
4.2    INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS    28
4.3    SHAREHOLDER PROPOSALS    29
4.4    ADDITIONAL INFORMATION    29
4.5    APPROVAL BY DIRECTORS    29

APPENDIX “A” - STATEMENT OF CORPORATE GOVERNANCE PRACTICES
APPENDIX “B” - MANDATE OF THE BOARD OF DIRECTORS